ECARX Delivers ADAS Platform
to Global Car Manufacturers

SHANGHAI, China, November 6, 2023 -- ECARX Holdings Inc. (Nasdaq: ECX) ("ECARX"), a global provider of mobility technology, has today announced a new series of Advanced Driver Assistance System (ADAS) enabled products, starting with the ECARX Skyland Pro. It will support drivers as the autonomy of their vehicles increases.

Delivery of this ECARX ADAS platform has already taken place, with the beginning of its mass production marking a significant milestone for the company. Owing to its dual system-on-chip (SoC) architecture, ECARX Skyland Pro delivers exceptional performance, and is supported by a sophisticated safety system.

Empowered by two Black Sesame Huashan-2 A1000 automotive-grade SoCs that deliver a comprehensive computing power of 116 tera operations per second (TOPS) at 8-bit integer (INT8), the high-performance ECARX Skyland Pro enables L2+ advanced driving and parking.

In addition, the ECARX Skyland Pro platform supports industry-leading bird's-eye view (BEV) perception algorithms and a 5R10V sensor configuration. Through continuous over-the-air updates, ECARX Skyland Pro can enable more scenario-based solutions such as urban navigate-on-autopilot (NoA) capability and home-zone park assist (HPA).

Furthermore, ECARX Skyland Pro also boasts the following ADAS features: automatic emergency braking (AEB), lane-keeping assist (LKA), lane departure warning (LDW), blind spot detection (BSD), and electronic stability control (ESC) – all of which have achieved high scores in China - New Car Assessment Program (C-NCAP) preliminary testing under China’s stringent vehicle safety assessment program.

Besides its rich ADAS capabilities, ECARX Skyland Pro combines its dual SoC architecture with BlackBerry’s QNX, AUTOSAR Adaptive Platform and Classic Platform automotive-grade software to provide robust safety features that meet the requirements of global OEMs and regulators.

Testing and validation of system functionalities are major considerations in the development of ADAS solutions. To address these concerns, ECARX provides end-to-end testing, and a validation methodology and toolchain, therefore enabling its partners to significantly shorten the R&D cycle while mitigating risks and ensuring the reliability of ECARX’s ADAS solutions.

The launch of ECARX Skyland Pro will soon be followed by the introduction of ECARX Skyland, a single SoC solution that is able to meet a wider range of OEM needs. Tailored for L2+ ADAS scenarios, ECARX Skyland will allow auto makers to seamlessly combine driving and parking functionalities. Integrating a single Black Sesame Huashan-2 A1000 automotive-grade SoC, ECARX Skyland will enable peak computing power of up to 58 TOPS and support of a 5R6V sensor configuration, to provide more than 20 ADAS feature, including high-speed NoA driving assistance, automated parking assist (APA), and remote parking assist (RPA).

The mass production of ECARX Skyland Pro and the ECARX Antora 1000 Pro computing platforms has begun as ECARX delivers on its commitment to provide a comprehensive suite of automotive intelligence solutions that seamlessly merge outstanding performance with enhanced security. Through the ECARX Skyland series, car manufacturers will be able to effortlessly integrate cutting-edge ADAS capabilities into their vehicles, ultimately providing safe and efficient driving experiences to a broader audience.

About ECARX
ECARX (Nasdaq: ECX) is a global mobility technology provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoC) and software - to help continuously improve the in-car user experience. To date ECARX products have been integrated into more than 5.2 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.
ECARX was founded in 2017 and today we have around 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group – one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
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